UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

 July 2026

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

 26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: July 30, 2026	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Second Quarter 2026 Earnings Release 30 July, 2026 ASE Technology Holding

Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this presentation. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2025 Annual Report on Form 20 - F filed on April 1, 2026. 2

1H2026 Recap & 2026 Outlook (in US dollar terms)  Consolidated revenues grew 24% YoY in 1H2026, with ATM revenues up 35% YoY. Leading - edge advanced packaging and overall testing outpaced growth.  For ATM business, we expect to maintain the same growth m omentum into 2H2026. For full year, LEAP services revenue is tracking ahead of prior guidance of US$3.5 billion, while general segment is expected to grow by 20% YoY versus previous estimate of 13%. We expect our ATM business revenue to grow by 35% YoY.  Machinery capex was US$2.7 billion; building, facility and au tomation was US$1.4 billion in 1H2026. Stepping up investment in R&D, human capital, advanced capacity, and smart factory infrastructure to support the multi - year growth. 3

Market Dynamics and Positioning  Market Outlook  AI enabled new applications with bigger scale and potentials  AI demands new hardware in size, complexity, and integration  Growing needs for industrial, power, connectivity, and storage devices  AS E’ s Strategic Priorities  Hardware infrastructure is bottleneck (capacity, automation, innovation)  Packaging is moving up in system architecture value chain  Support AI - migration and align with customers’ long - term objectives  ASE ’ s Competitive Position  Ecosystem position (cluster, scale, efficiency, pure - play, collaboration)  First mover’s advantages (technology, speed, capacity, trust) 4

Consolidated Statements of Income Quarterly Comparison (Unaudited) 5 (NT$ million) Q2 / 2026 % Q1 / 2026 % Q2 / 2025 % QoQ YoY Net Revenues: ATM 125,069 65.5% 111,623 64.3% 91,648 60.8% 12% 36% EMS 65,411 34.2% 61,361 35.3% 58,374 38.7% 7% 12% Others 584 0.3% 678 0.4% 728 0.5% -14% -20% Total Net Revenues 191,064 100.0% 173,662 100.0% 150,750 100.0% 10% 27% Gross Profit 40,150 21.0% 34,818 20.0% 25,687 17.0% 15% 56% Operating Income (Loss) 21,134 11.1% 17,493 10.1% 10,193 6.8% 21% 107% Pretax Income (Loss) 25,700 13.5% 18,161 10.5% 9,255 6.1% 42% 178% Income Tax Benefit (Expense) (4,172) -2.2% (3,629) -2.1% (1,576) -1.0% Non-controlling Interests (460) -0.2% (400) -0.2% (158) -0.1% Net Income Attributable to Shareholders of the Parent 21,068 11.0% 14,132 8.1% 7,521 5.0% 49% 180% Basic EPS(NT$) 4.80 0.0% 3.23 1.74 49% 176% Diluted EPS(NT$) 4.61 0.0% 3.08 1.70 50% 171%

Consolidated Operations (Unaudited) 6 85,606 91,648 99,393 108,666 111,623 125,069 61,860 58,374 68,405 68,555 61,361 65,411 16.8% 17.0% 17.1% 19.5% 20.0% 21.0% 6.5% 6.8% 7.8% 9.9% 10.1% 11.1% 0% 10% 20% 30% 0 50,000 100,000 150,000 200,000 Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 Q2/26 NT$ million ATM Revenue EMS Revenue Other Revenue Gross Margin Operating Margin

ATM Statements of Income Quarterly Comparison (Unaudited) 7 (NT$ million) Q2 / 2026 % Q1 / 2026 % Q2 / 2025 % QoQ YoY Net Revenues: Packaging 100,324 79.5% 89,673 79.8% 74,440 80.4% 12% 35% Testing 23,665 18.8% 21,041 18.7% 16,612 18.0% 12% 42% Direct Material 2,057 1.6% 1,621 1.4% 1,431 1.5% 27% 44% Others 102 0.1% 99 0.1% 82 0.1% 3% 24% Total Net Revenues 126,148 100.0% 112,434 100.0% 92,565 100.0% 12% 36% Gross Profit 34,491 27.3% 29,198 26.0% 20,248 21.9% 18% 70% Operating Income (Loss) 19,782 15.7% 15,877 14.1% 8,817 9.5% 25% 124%

ATM Operations (Unaudited) 8 19,611 20,248 22,697 28,824 29,198 34,491 86,668 92,565 100,289 109,707 112,434 126,148 22.6% 21.9% 22.6% 26.3% 26.0% 27.3% 10% 20% 30% 40% 50% 0 50,000 100,000 150,000 Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 Q2/26 NT$ million Gross Profit Gross Margin Revenue

ATM Revenues by Application (Unaudited) 9 48% 46% 45% 45% 43% 41% 22% 24% 25% 25% 27% 30% 30% 30% 30% 30% 30% 29% 0% 20% 40% 60% 80% 100% Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 Q2/26 Communication Computing Automotive, Consumer & Others

ATM Revenues by Type

(Unaudited)


100%
80%
60%
40%
20%
0%
2%
18%
6%
28%
46%
2%
18%
5%
28%
47%
2%
18%
6%
26%
48%
1%
19%
7%
24%
49%
1%
19%
7%
24%
49%
2%
19%
6%
24%
49%
Q1/25
Q2/25
Q3/25
Q4/25
Q1/26
Q2/26
Material
Testing
Others
Wirebonding
Bump/FC/WLP/SiP

10

EMS Operations Quarterly Comparison (unaudited) (NT$ million) Q2 / 2026 % Q1 / 2026 % Q2 / 2025 % QoQ YoY EMS Net Revenues 65,789 100.0% 61,875 100.0% 58,770 100.0% 6% 12% Gross Profit 5,873 8.9% 5,862 9.5% 5,549 9.4% 0% 6% Operating Income (Loss) 1,569 2.4% 1,867 3.0% 1,513 2.6% -16% 4% 11 33% 33% 30% 30% 25% 30% 10% 10% 9% 11% 15% 16% 33% 32% 40% 36% 35% 28% 12% 14% 12% 13% 14% 16% 10% 9% 7% 8% 9% 8% 2% 2% 2% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 Q2/26 Communication Computing Consumer Industrial Automotive Others

Key Balance Sheet Items & Indices (Unaudited) 12 *: EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or lo ss as well as other items. (NT$ million) Jun. 30, 2026 Mar. 31, 2026 Cash and cash equivalent $91,292 $87,811 Financial assets - current 16,081 26,141 Financial assets - non current & investments - equity method 67,851 50,602 Property, plant & equipment 517,816 459,502 Total assets 1,071,334 957,777 Short-term loans & short-term bills payable 60,063 49,724 Current portion of bonds payable 0 3,500 Current portion of long-term loans 11,787 2,591 Bonds payable 14,985 1,999 Long-term loans & long-term bills payable 209,603 199,142 Total interest bearing debts 306,230 265,334 Total liabilities 652,137 576,475 Total equity (Including non-controlling interest) 419,197 381,302 Quarterly EBITDA* 45,779 38,147 Current ratio 1.07 1.15 Net debt to equity ratio 0.47 0.40

Equipment Capital Expenditures vs. EBITDA (Unaudited) 13 892 992 779 733 1,003 1,695 843 879 1,095 1,242 1,210 1,450 0 500 1,000 1,500 2,000 Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 Q2/26 US$ million Capex EBITDA

Third Quarter 2026 Outlook (1/2) Based on our current business outlook and exchange rate assumptions of 1 US dollar to 31 .9 NT dollars (versus 31.6 in 2 nd quarter 2026) , management projects overall performance for the third quarter of 2026 to be as follows:  Consolidated • In NT dollar terms, our consolidated 3rd quarter revenue should grow by 21 to 22 percent quarter over quarter; • Our consolidated 3rd quarter gross margin should be between 20.5% to 21.5%; • Our consolidated 3rd quarter operating margin should be between 11.5% to 12.5%. 14

Third Quarter 2026 Outlook (2/2)  ATM • In NT dollar terms, our ATM 3rd quarter revenue should grow by 11 to 13 percent quarter over quarter; • Our ATM 3rd quarter gross margin should be between 28% to 29%.  EMS • In NT dollar terms, our EMS 3rd quarter revenue should grow by around 40 percent quarter over quarter; • Our EMS 3rd quarter operating margin should be between 3.2% to 3.4%. 15 Based on our current business outlook and exchange rate assumptions of 1 US dollar to 31 .9 NT dollars (versus 31.6 in 2 nd quarter 2026) , management projects overall performance for the third quarter of 2026 to be as follows:

Thank you

Appendix 1

Consolidated Statements of Comprehensive Income

(Unaudited)

(NT$ thousand)	Q1/ 2025[1&2]	Q2/ 2025[1&2]	Q3/ 2025[1&2]	Q4/ 2025[1&2]	FY/ 2025[1&2]	Q1/ 2026[1&2]	Q2/ 2026[1&2]
Revenues	148,153,262	150,750,323	168,568,888	177,915,165	645,387,638	173,662,152	191,063,522
COGS	123,260,526	125,062,803	139,692,147	143,179,289	531,194,765	138,844,015	150,913,465
PPA under COGS	557,027	520,681	515,185	507,347	2,100,240	535,245	528,591
Gross profit	24,892,736	25,687,520	28,876,741	34,735,876	114,192,873	34,818,137	40,150,057
Gross profit excl. PPA	25,449,763	26,208,201	29,391,926	35,243,223	116,293,113	35,353,382	40,678,648
OPEX	15,221,435	15,494,438	15,676,044	17,045,424	63,437,341	17,325,270	19,016,380
PPA under OPEX	262,652	260,038	262,807	262,837	1,048,334	270,317	270,212
Operating income	9,671,301	10,193,082	13,200,697	17,690,452	50,755,532	17,492,867	21,133,677
Operating income excl. PPA	10,490,980	10,973,801	13,978,689	18,460,636	53,904,106	18,298,429	21,932,480
Non Op gain/(loss)	138,628	(938,600)	775,540	569,727	545,295	668,460	4,566,238
PPA under Non Op gain/ (loss)	61	959	155	227	1,402	0	80
Non Op gain/ (loss) excl. PPA	138,689	(937,641)	775,695	569,954	546,697	668,460	4,566,318
Pretax income	9,809,929	9,254,483	13,976,238	18,260,179	51,300,827	18,161,327	25,699,915
PPA under Pretax income	819,740	781,678	778,147	770,411	3,149,976	805,562	798,883
Pretax income excl. PPA	10,629,669	10,036,161	14,754,385	19,030,590	54,450,805	18,966,889	26,498,798
Tax expenses	2,021,624	1,575,805	2,615,170	3,247,695	9,460,294	3,629,419	4,172,390
PPA under Tax expense	(12,964)	(9,337)	(10,837)	(10,255)	(43,393)	(15,202)	(14,024)
Tax expense excl. PPA	2,034,588	1,585,142	2,626,007	3,257,950	9,503,687	3,644,621	4,186,414
Non-controlling interests	234,472	157,593	491,305	298,969	1,182,339	400,134	459,658
PPA under Non-controlling interests	8,408	5,811	8,129	5,111	27,459	22,770	20,094
Non-controlling interests excl. PPA	242,880	163,404	499,434	304,080	1,209,798	422,904	479,752
Net income attributable to shareholders of the parent	7,553,833	7,521,085	10,869,763	14,713,515	40,658,196	14,131,774	21,067,867
PPA expenses under Net income attributable to shareholders of the parent	798,368	766,530	759,181	755,045	3,079,124	767,590	764,765
Net income attributable to shareholders of the parent excl. PPA	8,352,201	8,287,615	11,628,944	15,468,560	43,737,320	14,899,364	21,832,632
Total PPA expenses	806,776	772,341	767,310	760,156	3,106,583	790,360	784,859
Basic EPS (NT$)	1.75	1.74	2.50	3.37	9.37	3.23	4.80
Basic EPS (NT$) excl. PPA	1.93	1.91	2.68	3.55	10.07	3.41	4.98
Diluted EPS (NT$)	1.64	1.70	2.41	3.24	8.89	3.08	4.61
Diluted EPS (NT$) excl. PPA	1.82	1.88	2.58	3.41	9.59	3.25	4.78

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL and ASE/Infineon transaction, which resulted in increased asset values from purchase price premiums in inventory, PP&E, intangibles, right-of-use assets, other assets, and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses, and income tax benefit $0.77bn in 1Q25, $0.75bn in 2Q25, $0.74bn in 3Q25, 4Q25, 1Q26 and 2Q26, and $3.00bn in 2025.

[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash, USI/Hirschmann and USI/Eugenlight Technologies transaction, which resulted in increased asset and liability values from purchase price premiums in inventory, PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses, and income tax benefit $0.04bn in 1Q25, $0.02bn in both 2Q25 and 4Q25, $0.03bn in 3Q25, $0.11bn in 2025, and $0.05bn in both 1Q26 and 2Q26.

17